November 24, 2021	Michael G. Doherty (617) 235-4765 michael.doherty@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Ken Ellington

Re:	Goehring & Rozencwajg Investment Funds (the “Trust” or the “Registrant”)

Registration Nos. 333-212686 and 811-23177

Responses to Comments on N-CSR

Ladies and Gentlemen:

On October 27, 2021, Ken Ellington (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Michael G. Doherty of Ropes & Gray LLP, counsel to the Registrant, regarding the May 31, 2021 Annual Report to shareholders of Goehring & Rozencwajg Resources Fund (the “Fund”), a series of the Registrant, filed under the Investment Company Act of 1940, as amended, on Form N-CSR on August 6, 2021 (the “Annual Report”).

The Staff Reviewer requested that responses to the comments be provided via EDGAR correspondence. Accordingly, responses to the Staff’s comments to the Annual Report are set forth below. For the convenience of the Staff, the Staff’s comments have been restated below in their entirety. The Registrant’s response follows each comment.

1.	Comment: The May 31, 2021 Form N-PORT discloses an investment in Diamond Offshore Drilling, Inc. 2043 debt (the “Diamond Debt”). However, the schedule of investments in Form N-CSR for the period ended May 31, 2021 does not include the Diamond Debt. Please explain the discrepancy.

Response: The Registrant notes that the inclusion of the Diamond Debt in the May 31, 2021 N-PORT and exclusion of the Diamond Debt from the annual report’s schedule of investments is the result of a timing discrepancy between the filing of the N-PORT and the N-CSR, the occurrence of a reorganization involving Diamond Offshore Drilling, Inc. and the determination to report the post-reorganization securities after consulting with the Fund’s auditor.

Before the end of the Fund’s fiscal year, the Diamond Debt was exchanged for common shares of Diamond Offshore Drilling, Inc. The Diamond Debt continued to be carried on the books and records of the Fund at the Diamond Debt’s last traded price because the Fund’s adviser believed such price was representative of the value of the exchange, as there was no market for the new securities of Diamond Offshore Drilling, Inc. In connection with the audit of the Fund’s financial statements as of May 31, 2021, the Fund’s auditors advised the Fund and its adviser that the Fund should report the common shares and not the Diamond Debt, with a difference in value that was de minimis with respect to the Fund’s net assets. Because the Form N-PORT filed before the Fund’s auditors had opined on the Diamond Debt, the N-PORT shows the Diamond Debt, and because the N-CSR filed after the schedule of investments had been revised, the N-CSR does not show the Diamond Debt but instead shows that the Fund holds common shares of Diamond Offshore Drilling, Inc.

2.	Comment: Note 1 to Form N-CSR should state that the Fund follows ASC 946-10-50-1.

Response: The Registrant will do so going forward.

3.	Comment: The Staff notes that the principal risks in the Fund’s prospectus appear in alphabetical order. At the Fund’s next annual update, please disclose the risks in order of priority that are most likely to affect the Fund’s net asset value, yield and/or total return. Remaining risks can then be listed alphabetically.

Response: The Registrant will do so in future reports.

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Please do not hesitate to call me at (212) 497-3612 if you have any questions or require additional information.

Kind regards,

/s/ Michael G. Doherty

Michael G. Doherty

cc:	Adam A. Rozencwajg

Matthew C. Micklavzina

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